Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-171539 of our reports dated June 15, 2010 and December 27, 2010, respectively, relating to the consolidated financial statements of BCD Semiconductor Manufacturing Limited and Subsidiaries and the related financial statement schedule as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, and to the consolidated financial statements of BCD Semiconductor Manufacturing Limited and Subsidiaries as of June 30, 2010, and the six months ended June 30, 2010 appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche

Deloitte & Touche

Taipei, Taiwan

The Republic of China

January 10, 2011